ImmunoPrecise Antibodies Realigns Pipeline Strategy, Empowering Drug Discovery with AI and First-Principles Innovation

AUSTIN, Texas – ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) today announced the launch of its AI-powered pipeline of both optimized and new therapeutics, a system set to transform therapeutic development. By combining advanced artificial intelligence with first-principles thinking, the BioStrand pipeline reimagines drug discovery, offering unmatched speed, precision, and transparency.

Traditional drug discovery often builds on outdated frameworks, layering new tools onto existing systems and perpetuating inefficiencies. IPA’s first-principles approach breaks from this mold by deconstructing challenges to their fundamentals and rebuilding processes from the ground up. This mindset led to the creation of LENSai, IPA’s proprietary AI platform, which organizes vast biological datasets into a unified framework, eliminating silos and accelerating discoveries.

The IPA pipeline introduces a new era of AI-enhanced therapies designed to meet modern medical demands while addressing critical unmet needs. By pairing cutting-edge computational insights with rigorous lab validation, IPA ensures the delivery of treatments that are not only groundbreaking but also highly effective and reliable.

Powered by LENSai's in silico workflows, the pipeline integrates data with precision at every stage of development, enabling therapies that are faster, more targeted, and impactful for the future of medicine.

"Our AI-powered pipeline represents a major leap forward for IPA," said Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies. "By harnessing AI and rethinking drug discovery from the ground up, we are not just improving the process—we are fundamentally changing what’s possible. This pipeline lays the foundation for groundbreaking advancements in therapeutic development, embodying our vision of innovation driven by clarity, precision, and purpose."

This launch marks a pivotal moment for IPA as it continues to set new standards in biotherapeutics. By tackling complex therapeutic challenges and addressing some of the world’s most pressing medical needs, IPA is poised to lead the next wave of AI-powered drug discovery.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

investors@ipatherapeutics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements often include words such as “expects,” “intends,” “anticipates,” “believes,” or variations thereof, or state that certain actions, events, or results “may,” “will,” “could,” or “might” occur. These statements relate to, among other things, the anticipated benefits and impact of the AI-driven pipeline, the potential for AI-enhanced therapeutic assets to accelerate drug discovery, and the Company’s ability to develop and commercialize new therapeutic candidates.

Although the Company believes it has a reasonable basis for these forward-looking statements, they are based on current expectations, assumptions, and projections about future events that involve risks and uncertainties. Actual results may differ materially from those expressed or implied due to factors largely beyond the Company’s control, including risks related to scientific and technological developments, regulatory approvals, industry competition, and broader market conditions.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information on risks and uncertainties can be found in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize, actual results could vary significantly.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect the Company’s expectations only as of the date of this release. The Company assumes no obligation to update or revise these statements, except as required by law.